Exhibit 8.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

Name of the Entity	Jurisdiction	Ownership Interest
Quest Holdings International LLC	Ohio, US	100%
Ameri-Can Education Group Corp.	Ohio, US	70%
Quest International Education Center LLC	Ohio, US	100%
Highrim Holding International Limited (“Highrim”)	Canada	100%
Richmond Institute of Languages, Inc.	Canada	80% owned by Highrim
Study Up Center LLC	Ohio, US	100% owned by Highrim